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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Comtex News Network, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

205914104
(CUSIP Number)

January 10, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person™s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be fifiledfl for the purpose of Section 18 of the Securities Exchange Act of 1934 (fiActfl) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205914104.

1.	Names of Reporting Persons.
Hanina Hibshoosh and Amy Hibshoosh
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: United States of America

5. Sole Voting Power
Amy Hibshoosh 0
Hanina Hibshoosh 0
Number of
Shares	6. Shared Voting Power
Beneficially	Amy Hibshoosh and Hanina Hibshoosh 970,725
Owned by
Each	7. Sole Dispositive Power
Reporting	Amy Hibshoosh 0
Person With:	Hanina Hibshoosh 0

8. Shared Dispositive Power
Amy Hibshoosh and Hanina Hibshoosh 970,725

9. Aggregate Amount Beneficially Owned by Each Reporting Person
Hanina Hibshoosh 970,725
Amy Hibshoosh 970,725

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11 Percent of Class Represented by Amount in Row (11)
6.0%

12 Type of Reporting Person (See Instructions)
IN

Item 1.	(a) Name of Issuer
Comtex News Network, Inc.

(b) Address of Issuer’s Principal Executive Offices
625 N. Washington St., Suite 301, Alexandria, VA 22314

Item 2.	Name of Person Filing
Amy Hibshoosh and Hanina Hibshoosh

(b) Address of Principal Business Office or, if none, Residence
560 Riverside Drive, New York, NY 10027

(c) Citizenship
United States of America

(d) Title of Class of Securities
Common Stock, par value $0.01 per share

(e) CUSIP Number
205914104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a) Amount beneficially owned:.

970,725 shares of Common Stock comprised of Amy Hibshoosh 372,259 shares, Hanina Hibshoosh 202,626 shares and Amy and Hanina Hibshoosh jointly own 395,840 shares of Common Stock.  Amy & Hanina Hibshoosh are married to each other.

(b) Percent of class: 6.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
Amy Hibshoosh 0
Hanina Hibshoosh 0
(ii) Shared power to vote or to direct the vote .
Amy Hibshoosh and Hanina Hibshoosh 970,725
(iii) Sole power to dispose or to direct the disposition of .
Amy Hibshoosh 0
Hanina Hibshoosh 0
(iv) Shared power to dispose or to direct the disposition of .
Amy Hibshoosh and Hanina Hibshoosh 970,725

Item 5.	Ownership of Five Percent or Less of a Class: Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company: Inapplicable

Item 8.	Identification and Classification of Members of the Group Dr. & Mrs. Hanina and Amy Hibshoosh

Item 9.	Notice of Dissolution of Group Inapplicable

Item 10.	Certification

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2010
Signature /S/
Name/Title Amy Hibshoosh

Date  January 10, 2010
Signature /S/
Name/Title Hanina Hibshoosh